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                         INDEPENDENT ACCOUNTANT'S REPORT

The Board of Directors
Wells Fargo and Company:

We have examined the accompanying Management's Report on Compliance with Minimum Servicing Standards (management's assertion) about Wells Fargo and Company's compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (USAP) as of and for the year ended December 31, 1996. Management is responsible for Wells Fargo and Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Wells Fargo and Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Wells Fargo and Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that Wells Fargo and Company complied with the aforementioned minimum servicing standards as of and for the year ended December 3l, 1996 is fairly stated in all material respects.



February 17,1997                                 /s/ KPMG Peat Marwick LLP



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